UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE TO
AMENDMENT NO. 21
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
____________________
IPC HOLDINGS, LTD.
(Name of Subject Company (Issuer))
VALIDUS HOLDINGS, LTD.
(Name of Filing Persons (Offeror))
____________________
COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
____________________
G4933P101
(CUSIP Number of Class of Securities)
____________________
C. Jerome Dill
Executive Vice President & General Counsel
Validus Holdings, Ltd.
19 Par-La-Ville Road, Hamilton, HM 11 Bermuda
(441) 278-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copies to:

W. Leslie Duffy, Esq.	Stephen F. Arcano, Esq.
John Schuster, Esq.	Todd E. Freed, Esq.
Cahill Gordon & Reindel llp	Skadden, Arps, Slate, Meagher & Flom LLP
80 Pine Street	Four Times Square
New York, New York 10005	New York, New York 10036
(212) 701-3000	Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*:	$1,482,329,499.84	Amount of Filing Fee**:	82,713.99
*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 56,925,096 IPC Holdings, Ltd. common shares (the sum of (x) 55,948,821 IPC Holdings, Ltd. common shares outstanding as of April 9, 2009 (as reported in the joint proxy/prospectus filed by IPC Holdings, Ltd. and Max Capital Group Ltd. on May 7, 2009) and (y) 976,275 IPC Holdings, Ltd. common shares issuable upon the exercise or vesting of outstanding options, restricted common shares, restricted share units and performance share units, each as of March 31, 2009 (each as reported in the Quarterly Report on Form 10-Q for the three months ended March 31, 2009 of IPC Holdings, Ltd. filed on May 8, 2009 and (ii) the average of the high and low sales prices of IPC Holdings, Ltd. common shares as reported on the NASDAQ Global Select Market on May 7, 2009 ($26.04).
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid	$84,262.55	Form or registration no.:	Schedule 14A
Filing Party:	Validus Holdings, Ltd.	Date Filed:	April 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1 THROUGH 11.
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 21 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 12, 2009, as amended by Amendment No. 1 thereto filed on May 14, 2009, Amendment No. 2 thereto filed on May 14, 2009, Amendment No. 3 thereto filed on May 18, 2009, Amendment No. 4 thereto filed on May 18, 2009, Amendment No. 5 thereto filed on May 19, 2009, Amendment No. 6 thereto filed on May 20, 2009, Amendment No. 7 thereto filed on May 21, 2009, Amendment No. 8 thereto filed on May 22, 2009, Amendment No. 9 thereto filed on May 26, 2009, Amendment No. 10 filed on May 28, 2009, Amendment No. 11 thereto filed on May 29, 2009, Amendment No. 12 thereto filed on May 29, 2009, Amendment No. 13 thereto filed on June 1, 2009, Amendment No. 14 thereto filed on June 1, 2009, Amendment No. 15 thereto filed on June 3, 2009, Amendment No. 16 thereto filed on June 3, 2009, Amendment No. 17 thereto filed on June 9, 2009, Amendment No. 18 thereto filed on June 10, 2009, Amendment No. 19 thereto filed on June 10, 2009 and Amendment No. 20 thereto filed on June 10, 2009 (the “Schedule TO”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), in connection with the third-party tender offer by Validus to exchange all the issued and outstanding common shares, par value $0.01 per share (the “Shares”) of IPC Holdings, Ltd., a Bermuda exempted company (the “Company”) for (x) 1.1234 Validus voting common shares, par value $0.175 per share and (y) $3.75 in cash per Share (the “Offer”).
     Validus has filed Amendment No. 4 to its Registration Statement on Form S-4 (File No. 333-159148) relating to the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Offer to Exchange/Prospectus and the related Letter of Transmittal which are filed as exhibits to the Registration Statement.
ITEMS 1 THROUGH 11.
     Items 1 through 11 of this Schedule TO are hereby amended and supplemented as set forth in the Offer to Exchange/Prospectus, which is filed as Exhibit (a)(4) hereto.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(E)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit 99.5 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)

(a)(1)(F)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.6 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)

(a)(1)(G)	Form of Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)

(a)(1)(H)	Form of Revised Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)

(a)(4)	Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.
By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President & Chief Financial Officer

Date: June 12, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on May 14, 2009)
(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on May 14, 2009)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on May 14, 2009)
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on May 14, 2009)
(a)(1)(E)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit 99.5 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)
(a)(1)(F)	Form of Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.6 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)
(a)(1)(G)	Form of Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)
(a)(1)(H)	Form of Revised Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 4 to the Validus Registration Statement on Form S-4 filed on June 12, 2009)
(a)(5)(A)	Form of Summary Advertisement *
(a)(5)(B)	Press Release, dated May 14, 2009, entitled “Validus Comments on Bermuda Court Proceedings” (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 14, 2009)
(a)(5)(C)	Press Release, dated May 14, 2009, entitled “Validus Submits Application to Bermuda Court for Scheme of Arrangement” (incorporated by reference to Exhibit 99.2 to Validus’ Current Report on Form 8-K filed on May 14, 2009)
(a)(5)(D)	Offer Letter by Validus Holdings, Ltd. dated as of May 18, 2009 (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 18, 2009)
(a)(5)(E)	Press Release, dated May 18, 2009, entitled “Validus Increases Offer for IPC Holdings” (incorporated by reference to Exhibit 99.3 to Validus’ Current Report on Form 8-K filed on May 18, 2009)
(a)(5)(F)	Investor Presentation dated May 2009 (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 18, 2009)
(a)(5)(G)	Validus Letter to IPC Shareholders, dated May 19, 2009 (incorporated by reference to Validus’ Rule 425 filing on May 20, 2009)
(a)(5)(H)	Investor Presentation dated May 2009 (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 20, 2009)
(a)(5)(I)	Press Release, dated May 21, 2009, entitled “Validus Reaffirms Strong Commitment to Superior Offer” (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 22, 2009)
(a)(5)(J)	Validus’ Letter to the Board of Directors of IPC Holdings, Ltd. (incorporated by reference to Validus’ Rule 425 filing on May 26, 2009)
(a)(5)(K)	Letter from Citadel to the Supreme Court of Bermuda (incorporated by reference to Validus’ Rule 425 filing on May 27, 2009)
(a)(5)(L)	Investor Presentation dated May 28, 2009 (incorporated by reference to Validus’ Rule 425 filing on May 28, 2009)
(a)(5)(M)	Investor Presentation dated May 29, 2009 (incorporated by reference to Validus’ Rule 425 filing on May 29, 2009)

(a)(5)(N)	Press Release, dated May 29, 2009, entitled “Validus Comments on Ruling by Supreme Court of Bermuda.” (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 29, 2009)
(a)(5)(O)	Advertisement published in the Wall Street Journal on June 1, 2009 (incorporated by reference to Validus’ Rule 425 filing on June 1, 2009)
(a)(5)(P)	Materials posted by Validus to http://www.validustransaction.com (incorporated by reference to Validus’ Rule 425 filing on June 1, 2009)
(a)(5)(Q)	Letter to shareholders of IPC Holdings, Ltd. (incorporated by reference to Validus’ Rule 425 filing on June 2, 2009)
(a)(5)(R)	Press Release, dated June 3, 2009, entitled “RiskMetrics Supports Validus’ Position and Recommends that IPC Shareholders Vote Against Proposed Max Amalgamation” (incorporated by reference to Validus’ Rule 425 filing on June 3, 2009)
(a)(5)(S)	Offer Letter by Validus Holdings, Ltd., dated as of June 8, 2009 (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on June 8, 2009)
(a)(5)(T)	Press Release, dated June 8, 2009, entitled “Validus Further Increases Offer for IPC Holdings” (incorporated by reference to Exhibit 99.3 to Validus’ Current Report on Form 8-K filed on June 8, 2009)
(a)(5)(U)	Investor Presentation dated June 8, 2009 (incorporated by reference to Validus’ Rule 425 filing on June 8, 2009)
(a)(5)(V)	Press Release, dated June 9, 2009, entitled “RiskMetrics Reaffirms Support for Validus’ Position” (incorporated by reference to Validus’ Rule 425 filing on June 9, 2009)
(a)(5)(W)	Investor Presentation dated June 2009 (incorporated by reference to Validus’ Rule 425 filing on June 10, 2009)
(a)(5)(X)	Press Release, dated June 10, 2009, entitled “Validus’ Exchange Offer Can Close by End of June; IPC-Max Significantly Overstates Time Advantage to Closing” (incorporated by reference to Validus’ Rule 425 filing on June 10, 2009)
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Previously filed with Schedule TO on May 12, 2009.